Exhibit 99.10

PROPERTY VALUATION REPORT

The following is the text of a valuation report, prepared for the purpose of incorporation in this prospectus, received from D&P China (HK) Limited, an independent property valuer, in connection with its opinion of value of the property interests of the Group as at 30 June 2020.

September 9, 2020

Huazhu Group Limited

Cricket Square, Hutchins Drive,

P.O. Box 2681, Grand Cayman,

KY1-1111, Cayman Islands

Dear Sirs,

In accordance with the instruction of Huazhu Group Limited (the “Company”) or its subsidiaries (collectively hereinafter referred to as the “Group”) to provide our opinion of the market value of various property interests in the People’s Republic of China (the “PRC”) (or hereafter referred as the “Properties” or the “Property Interests”). We confirm that we have carried out inspection of the Properties, made relevant enquiries and obtained such further information as we consider necessary for providing the market values of such property interests as of 30 June 2020 (referred to as the “valuation date”).

This letter which forms part of our valuation report explains the basis and methodologies of valuation, and clarifies our assumptions made, title investigation of property interests and the limiting conditions.

No third party shall have the right of reliance on this valuation report and neither receipt nor possession of this valuation report by any third party shall create any express or implied third-party beneficiary rights.

BASIS OF VALUATION

Our valuation is our opinion of the Market Value which is defined in accordance with the HKIS Valuation Standards of the Hong Kong Institute of Surveyors to mean “the estimated amount for which an asset or liability should exchange on the Valuation Date between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion”.

Market Value is understood as the value of an asset and liability estimated without regard to costs of sale or purchase (or transaction) and without offset for any associated taxes or potential taxes.

This estimate specifically excludes an estimated price inflated or deflated by special considerations or concessions granted by anyone associated with the sale, or any element of special value.

D&P China (HK) Limited	T +852 2281 0147
Level 3, Three Pacific Place	F +852 2511 9626
1 Queen’s Road East
Hong Kong	calvin.chan@duffandphelps.com
www.duffandphelps.com

III-1

PROPERTY APPRAISED

The Properties comprise 10 properties located in Nanjing City, Suzhou City, Wuxi City, Chengdu City, Tianjin, Shanghai, Huzhou City and Ya’an City in the PRC. As advised, the Properties are held by 10 companies which are all 100%-owned subsidiaries of the Group. The salient details of the Properties are tabulated below:

					Gross Floor
					Area
No.	Company Name	Property Address	Nature	Site Area	(“GFA”)	Year Built
				(sq.m.)	(sq.m.)
1.	Nanjing Yiya Hotel Management Co., Ltd. 南京宜雅酒店管理有限公司	Hotel Ibis Nanjing Zhonghua located at No. 88, Block 03, No. 1 Zhonghua Road, Baixia District, Nanjing City, Jiangsu Province, the PRC 中國江蘇省南京市白下區中華路1號03幢88號之「宜必思南京夫子廟酒店」	Hotel	871.80	9,493.88	2010

2.	Suzhou Ibis Hotel Co., Ltd. 蘇州宜必思酒店有限公司	Ibis Suzhou Park International Expo Center Hotel located at No. 292 Suzhou Avenue East, Suzhou Industrial Park, Suzhou City, Jiangsu Province, the PRC 中國江蘇省蘇州市蘇州工業園區蘇州大道東292號之「宜必思蘇州園區國際博覽中心酒店」	Hotel	4,261.29	7,988.18	Early 2010’s

3.	Wuxi Ibis Hotel Co., Ltd. 無錫宜必思酒店有限公司	Ibis Wuxi HI Tech located at No. 303 Xinguang Road, east side of New District Hospital, Wuxi City, Jiangsu Province, the PRC 中國江蘇省無錫市新區醫院東側新光路303號之「宜必思無錫新區假日廣場酒店」	Hotel	4,229.70	7,399.03	About 2007

4.	Chengdu Kehua Ibis Hotel Co.,Ltd. 成都科華宜必思酒店有限公司	Ibis Chengdu Kehua Hotel located at Block 1, No 10 Hangkong Road, Wuhou District, Chengdu City, Sichuan Province, the PRC 中國四川省成都市武侯區航空路10號1棟之「宜必思成都科華中路酒店」	Hotel	1,349.83	6,744.13	In the late 2000’s

5.	Tianjin Ibis Hotel Co., Ltd. 天津宜必思酒店有限公司	Ibis Tianjin Teda located at No. 30 Third Avenue, Tianjin Development Zone, Tianjin, the PRC 中國天津開發區第三大街30號之「宜必思天津開發區泰達酒店」	Hotel	6,000.80	7,180.56	2004

III-2

					Gross Floor
					Area
No.	Company Name	Property Address	Nature	Site Area	(“GFA”)	Year Built
				(sq.m.)	(sq.m.)
6.	Chengdu Ibis Hotel Co., Ltd. 成都宜必思酒店有限公司	Ibis Chengdu Yongfeng Hotel located at No. 1, Section 4, South Second Ring Road, High-tech Zone, Chengdu City, Sichuan Province, the PRC 中國四川省成都市高新區二環路南四段1號之「宜必思成都永豐酒店」	Hotel	3,523.26	9,039.75	About 2010

7.	Ya’an Ibis Hotel Co., Ltd. 雅安宜必思酒店有限公司	Ibis Ya An Langqiao located at Building 1, No. 36 Yanjiangzhong Road, Yucheng District, Ya’an City, Sichuan Province, the PRC 中國四川省雅安市雨城區沿江中路36號1棟-1-7層之「宜必思雅安廊橋酒店」	Hotel	1,817.43	6,068.19	2009

8.	Lishan Senbao (Shanghai) Investment Management Co., Ltd. (力山森堡(上海)投資管理有限公司)	Workshops located at 4th and 5th Floor, Block 57, No. 461 Hongcao Road, Xuhui District, Shanghai, the PRC 中國上海徐匯區虹漕路461號57幢4、5樓之廠房	Industrial	898.5	1,572.33	2002

9.	Changxing Longguan Cultural Development Co., Ltd. 長興龍觀文化發展有限公司	A CIP site known as “Changxing Huajiantang Boutique Resort” located at Jinshan Village, Shuikou Township, Changxing County, Huzhou City, Zhejiang Province, the PRC 中國浙江省湖州市長興縣水口鄉金山村之在建工程項目「長興花間堂精品度假酒店」	Hotel	22,881.00	8,673.8 (planned)	Scheduled in August 2020

10.	Huazhu Enterprise Management Co., Ltd. 華住企業管理有限公司	A CIP site located at Fenghua Road near Tianchuang Road, Jiading District, Shanghai, the PRC 中國上海嘉定區豐華路近天創路之在建工程項目	Science Research Design Land	32,227.00	84,115.30 (planned)	Scheduled in the end of 2021

III-3

VALUATION METHODOLOGY

Hotel Valuation:

For hotel properties, we have considered income approach. We have relied on the operating performance provided by the Company, in which the potential net income generated from operating the property after deducting the operating and non-operating expenses have been taking into account. The incomes and expenses are estimated by the Company with regards to the latest operation results and the changes in market conditions. We have then capitalized the income stream at an appropriate rate to arrive at the market value of the Property.

Industrial Valuation:

The industrial property was valued by the direct comparison method where comparison based on prices realized on actual sales or market price information of comparable properties is made. Comparable properties of similar size, character and location are analyzed and carefully weighed against all the respective advantages and disadvantages of the property interest in order to arrive at a Market Value.

CIP Valuation:

For construction in progress (the “CIP”) sites, we have determine the current land value by using market approach by making reference to the similar transactions in the locality. The land value will be added with the provided construction cost incurred of the construction works as of the valuation date.

We have relied on the construction status and expected completion date of each portion of the property provided to assess the Market Value in existing state as at the valuation date and we did not find any material inconsistency from those of other similar developments.

TITLE INVESTIGATION

We have been provided with copies of documents in relation to the title of the property interests located in the PRC. However, due to the current registration system of the PRC, no investigation has been made for the legal title or any liabilities attached to the Properties. We have also not scrutinized the original documents to verify ownership or to verify any amendments which may not appear on the copies handed to us.

We have relied to a considerable extent on the information provided by the Company and the PRC legal opinion provided by the PRC legal adviser, JunHe LLP, on the PRC Law regarding the Properties located in the PRC.

All legal documents disclosed in this letter and valuation particulars are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this letter and valuation particulars.

ASSUMPTIONS

Our valuations have been made on the assumption that the owner sells the property interests on the market in its existing state without the benefit of deferred terms contracts, leaseback, joint ventures, management agreements or any similar arrangement which would serve to affect the values of the property interests.

III-4

No allowance has been in our valuations for any charges, mortgages or amounts owing on the Properties valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, all the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We have assumed that the owner(s) of the property interests have free and uninterrupted rights to use, lease or mortgage the property interests. We have also assumed that the property interests are freely disposable and transferable.

It is assumed that all applicable zoning, land use regulations and other restrictions have been complied with unless a non-conformity has been stated, defined and considered in the valuation particulars. Further, it is assumed that the utilization of the land and improvements is within the boundaries of the property interests described and that no encroachment or trespass exists unless noted in the valuation particulars.

Other special assumptions of the Properties, if any, have been stated in the footnotes of the valuation particulars.

LIMITING CONDITIONS

We have relied to a considerable extent on the information provided by the Group and have accepted advice given to us by the Group on such matters as statutory notices, easements, tenure, occupancy, site areas and floor areas and all other relevant matters. Dimensions and areas included in the valuation particulars are based on information contained in the documents provided to us and are only approximations.

Having examined all relevant documentation, we have had no reason to doubt the truth and accuracy of the information provided to us. We have assumed that no material factors have been omitted from the information to reach an informed view, and have no reason to suspect that any material information has been withheld.

We have not carried out detailed site measurements to verify the land areas or building areas in respect of the properties but have assumed that the areas provided to us are correct. All dimensions and areas are approximations only.

Our Mr. Leo Liang and Ms. Valerie Li have inspected majority of the Properties from 22 July to 23 July 2020 and 27 July to 28 July 2020. No structural survey has been made and we are therefore unable to report as to whether the Properties are or are not free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

No site investigations have been carried out to determine the suitability of the ground conditions or the services for the sites.

No environmental impact study has been ordered or made. Full compliance with applicable national, provincial and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licenses, consents, or other legislative, or administrative authority from any local, provincial, or national government or private entity or organization either have been or can be obtained or renewed for any use which the report covers.

III-5

REMARKS

In valuing the Properties, we have complied with all the requirements contained in Paragraph

34(2) and (3) of Schedule 3 of the Companies (WUMP) Ordinance (Cap. 32), Chapter 5 and Practice Note 12 to the Listing Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and The HKIS Valuation Standards (2017 Edition) published by the Hong Kong Institute of Surveyors and Rule 11 of the Codes on Takeovers and Mergers and Share Buy-backs. We confirm that we are an independent qualified valuer, as referred to Rule 11 of The Codes on Takeovers and Mergers and Share Buy-Backs published by the Securities and Futures Commission.

We hereby certify that we have neither present nor prospective interest in the Properties or the values reported. This valuation report is issued subject to our Assumptions and Limiting Conditions.

Unless otherwise stated, all monetary amount stated in this report is in Renminbi (RMB).

Yours faithfully,

For and on behalf of

D&P China (HK) Limited

Calvin K.C. Chan

CFA, MRICS, MHKIS, MCIREA, RPS (GP)

Director

Notes:

Mr. Calvin K. C. Chan, who is a Chartered Surveyor and Registered Professional Surveyor, has over 25 years’ experience in valuation of properties in Hong Kong and China. Mr. Chan has been admitted to the Hong Kong Institute of Surveyors’ approved List of Property Valuers to undertake valuation for incorporation or reference in Listing Particulars and Circulars and valuation in connection with that takeovers and mergers.

Ms. Valerie Li, who is a RICS Chartered Surveyor, has over 15 years’ experience in valuation of properties in China.

Ms. Leo Liang, who is a Member of CIREA, has over 10 years’ experience in valuation of properties in China.

III-6

SUMMARY OF VALUES

Properties held for owner occupation

No.	Property	Market Value in existing state as of 30 June 2020
		(RMB)
1.	Hotel Ibis Nanjing Zhonghua located at No. 88, Block 03, No. 1 Zhonghua Road, Baixia District, Nanjing City, Jiangsu Province, the PRC 中國江蘇省南京市白下區中華路1號03幢88號之「宜必思南京夫子廟酒店」	174,000,000

2.	Ibis Suzhou Park International Expo Center Hotel located at No. 292 Suzhou Avenue East, Suzhou Industrial Park, Suzhou City, Jiangsu Province, the PRC 中國江蘇省蘇州市蘇州工業園區蘇州大道東292號之「宜必思蘇州園區國際博覽中心酒店」	110,000,000

3.	Ibis Wuxi HI Tech located at No. 303 Xinguang Road, east side of New District Hospital, Wuxi City, Jiangsu Province, the PRC 中國江蘇省無錫市新區醫院東側新光路303號之「宜必思無錫新區假日廣場酒店」	44,000,000

4.	Ibis Chengdu Kehua Hotel located at Block 1, No 10 Hangkong Road, Wuhou District, Chengdu City, Sichuan Province, the PRC 中國四川省成都市武侯區航空路10號1棟之「宜必思成都科華中路酒店」	72,000,000

5.	Ibis Tianjin Teda located at No. 30 Third Avenue, Tianjin Development Zone, Tianjin, the PRC 中國天津開發區第三大街30號之「宜必思天津開發區泰達酒店」	124,000,000

6.	Ibis Chengdu Yongfeng Hotel located at No. 1, Section 4, South Second Ring Road, High-tech Zone, Chengdu City, Sichuan Province, the PRC 中國四川省成都市高新區二環路南四段1號之「宜必思成都 永豐酒店」	105,000,000

7.	Ibis Ya An Langqiao located at Building 1, No. 36 Yanjiangzhong Road, Yucheng District, Ya’an City, Sichuan Province, the PRC 中國四川省雅安市雨城區沿江中路36號1棟-1-7層之「宜必 思雅安廊橋酒店」	45,000,000

III-7

No.	Property	Market Value in existing state as of 30 June 2020
		(RMB)
8.	Workshops located at 4th and 5th Floor, Block 57, No. 461 Hongcao Road, Xuhui District, Shanghai, the PRC 中國上海徐匯區虹漕路461號57幢4、5樓之廠房	22,600,000

9.	A CIP site known as “Changxing Huajiantang Boutique Resort” located at Jinshan Village, Shuikou Township, Changxing County, Huzhou City, Zhejiang Province, the PRC 中國浙江省湖州市長興縣水口鄉金山村之在建工程項目 「長興花間堂精品度假酒店」	100,300,000

10.	A CIP site located at Fenghua Road near Tianchuang Road, Jiading District, Shanghai, the PRC 中國上海嘉定區豐華路近天創路之在建工程項目	189,500,000

	Total:	986,400,000

III-8

VALUATION PARTICULARS

Properties held for Owner Occupation

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 30 June 2020

1.	Hotel Ibis Nanjing Zhonghua located at No. 88, Block 03, No. 1 Zhonghua Road, Baixia District, Nanjing City, Jiangsu Province, the PRC 中國江蘇省南京市白 下區中華路1號03幢 88號之「宜必思南 京夫子廟酒店」

The Property comprises a 14-storey hotel development erected on a land parcel with a site area of about 871.8 square metres. The building of the Property was completed in 2010.

The total gross floor area of the Property is about 9,493.88 square metres.

The land use rights of the property have been granted for a term expiring on 29 April 2041 for accommodation and catering purposes.

			As advised, the Property was operated as a hotel as of the valuation date.	RMB174,000,000

Notes:

1.                      Pursuant to a State-owned Land Use Certificate (國有土地使用證), Ning Bai Guo Yong (2011) Di No. 00352, issued by the People’s Government of Nanjing City (南京市人民政府), dated 12 January 2011, the land use rights of the property with a site area of 871.8 square metres are held by Nanjing Yiya Hotel Management Co., Ltd. (南京宜雅酒店管理有限公司) (“Nanjing Yiya”) for a term expiring on 29 April 2041 for accommodation and catering purposes.

2.                      Pursuant to a Building Ownership Certificate (房屋所有權證), Ning Fang Quan Zheng Bai Zhuan Zi Di No. 349340, issued by Nanjing Real Estate Management Bureau (南京房產管理局) dated 8 June 2010, the building ownership rights of the property with a total gross floor area of 9,493.88 square metres are held by Nanjing Yiya.

3.                      The property is situated along Zhonghua Road close to the junction with Jinxiufang and the junction with Qinhuai River with 10 minutes’ drive from Nanjing downtown area. The immediately neighborhood intermingled with shopping malls, restaurants, commercial buildings and public transit and train station.

4.                      Nanjing Yiya is an indirectly wholly-owned subsidiary of the Company.

5.                      The PRC legal opinion states, inter alias, that:

a.                      Nanjing Yiya possesses the proper title of the land use rights and building ownership rights of the property.

b.                      The property is not subject to any encumbrances.

6.                      Our valuation has been made on the following basis and analysis:

In the valuation of the Property in its existing state, income approach was adopted. We have relied on the operating performance provided by the Company, in which the potential net income generated from operating the Property after deducting the operating and non-operating expenses have been taking into account. The incomes and expenses are estimated by the Company with regards to the latest operation results and the changes in market conditions. We have then capitalized the income stream at an appropriate rate to arrive at the market value of the Property. We have adopted 8% as discount rate. In 2019, the average occupancy rate and room rate of the Property was 85% and RMB239 per room. According to China Hotel Industry Study 2019, the average occupancy rate and room rate of Nanjing city was 73% and RMB620 per room.

III-9

VALUATION PARTICULARS

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 30 June 2020

2.	Ibis Suzhou Park International Expo Center Hotel located at No. 292 Suzhou Avenue East, Suzhou Industrial Park, Suzhou City, Jiangsu Province, the PRC 中國江蘇省蘇州市蘇 州工業園區蘇州大道 東292號之「宜必思 蘇州園區國際博覽中 心酒店」

The Property comprises a 8-storey hotel development including a basement erected on a land parcel with a site area of about 4,261.29 square metres. The building of the Property was completed in early 2010’s.

The total gross floor area of the Property is about 7,988.18 square metres, including a basement area of 1,998.45 square metres.

The land use rights of the property have been granted for a term expiring on 6 November 2046 for catering and hotel purposes.

			As advised, the Property was operated as a hotel as of the valuation date.	RMB110,000,000

Notes:

1.                      Pursuant to a State-owned Land Use Certificate (國有土地使用證), Su Gong Yuan Guo Yong (2007) Di No. 01038, issued by the People’s Government of Suzhou City (蘇州市人民政府), dated 5 March 2007, the land use rights of the property with a site area of 4,261.29 square metres are held by Suzhou Ibis Hotel Co., Ltd. (蘇州宜必思酒店有限公司) (“Suzhou Ibis”) for a term expiring on 6 November 2046 for catering and hotel purposes.

2.                      Pursuant to a Building Ownership Certificate (房屋所有權證), Su Fang Quan Zheng Yuan Qu Zi Di No. 00548378, issued by Suzhou City Housing and Township Construction Bureau (蘇州市住房和城鄉建設局) registered on 6 May 2014, the building ownership rights of the property with a total gross floor area of 7,988.18 square metres are held by Suzhou Ibis Hotel Co., Ltd. (蘇州宜必思酒店有限公司) (“Suzhou Ibis”).

3.                      The property is situated on the north of Suzhou Avenue East closed to Suzhou City centre with 20 minutes’ drive from Suzhou ancient city. The immediately neighborhood intermingled with shopping malls, Suzhou Industrial Park Railway, Suzhou International Expo Center, Baitang Ecological and Botanical Park (白塘生態 植物公園) and Jinjidun Park.

4.                      Suzhou Ibis is an indirectly wholly-owned subsidiary of the Company.

5.                      The PRC legal opinion states, inter alias, that:

a.                      Suzhou Ibis possesses the proper title of the land use rights and building ownership rights of the property.

b.                      The property is not subject to any encumbrances.

6.                      Our valuation has been made on the following basis and analysis:

In the valuation of the Property in its existing state, income approach was adopted. We have relied on the operating performance provided by the Company, in which the potential net income generated from operating the Property after deducting the operating and non-operating expenses have been taking into account. The incomes and expenses are estimated by the Company with regards to the latest operation results and the changes in market conditions. We have then capitalized the income stream at an appropriate rate to arrive at the market value of the Property. We have adopted 8% as discount rate. In 2019, the average occupancy rate and room rate of the Property was 83% and RMB255 per room. According to China Hotel Industry Study 2019, the average occupancy rate and room rate of Suzhou city was 63% and RMB738 per room.

III-10

VALUATION PARTICULARS

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 30 June 2020

3.	Ibis Wuxi HI Tech located at No. 303 Xinguang Road, east side of New District Hospital, Wuxi City, Jiangsu Province, the PRC 中國江蘇省無錫市 新區醫院東側新光路 303號之「宜必思無 錫新區假日廣場 酒店」

The Property comprises a 7-storey hotel development with a basement erected on a land parcel with a site area of about 4,229.70 square metres. The building of the Property was completed in about 2007.

The total gross floor area of the Property is about 7,399.03 square metres.

The land use rights of the property have been granted for a term expiring on 30 March 2045 for commercial purposes.

			As advised, the Property was operated as a hotel as of the valuation date.	RMB44,000,000

Notes:

1.                      Pursuant to a State-owned Land Use Certificate (國有土地使用證), Xi Xin Guo Yong (2005) Di No. 168, issued by the People’s Government of Wuxi City (無錫市人民政府), dated 28 April 2005, the land use rights of the property with a site area of 4,229.70 square metres are held by Wuxi Ibis Hotel Co., Ltd. (無錫宜必思酒店有 限公司) (“Wuxi Ibis”) for a term expiring on 30 March 2045 for commercial purposes.

2.                      Pursuant to a Building Ownership Certificate (房屋所有權證), Xi Fang Quan Zheng Xin Zi Di No. 65041392, issued by Wuxi City Real Estate Management Bureau (無錫市房產管理局) dated 8 May 2007, the building ownership rights of the property with a total gross floor area of 7,399.03 square metres are held by Wuxi Ibis.

3.                      The property is situated on the north-west side of Xinguang Road closed to the junction with Changjiang North Road with 3 minutes’ drive from Airport Road Elevated Bridge. The immediately neighborhood intermingled with hotels, commercial buildings and residential developments.

4.                      Wuxi Ibis is an indirectly wholly-owned subsidiary of the Company.

5.                      The PRC legal opinion states, inter alias, that:

a.                      Wuxi Ibis possesses the proper title of the land use rights and building ownership rights of the property.

b.                      The property is not subject to any encumbrances.

6.                      Our valuation has been made on the following basis and analysis:

In the valuation of the Property in its existing state, income approach was adopted. We have relied on the operating performance provided by the Company, in which the potential net income generated from operating the Property after deducting the operating and non-operating expenses have been taking into account. The incomes and expenses are estimated by the Company with regards to the latest operation results and the changes in market conditions. We have then capitalized the income stream at an appropriate rate to arrive at the market value of the Property. We have adopted 8% as discount rate. In 2019, the average occupancy rate and room rate of the Property was 70% and RMB148 per room. According to China Hotel Industry Study 2019, the average occupancy rate and room rate of Wuxi city was 60% and RMB456 per room.

III-11

VALUATION PARTICULARS

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 30 June 2020

4.	Ibis Chengdu Kehua Hotel located at Block 1, No 10 Hangkong Road, Wuhou District, Chengdu City, Sichuan Province, the PRC 中國四川省成都市武 侯區航空路10號1棟 之「宜必思成都科華 中路酒店」

The Property comprises a 22-storey hotel development including a basement erected on a land parcel with a site area of about 1,349.83 square metres. The building of the Property was completed in late 2000’s.

The total gross floor area of the Property is about 6,744.13 square metres including a basement area of 159.55 square metres.

The land use rights of the property have been granted for a term expiring on 26 August 2043 for catering and hotel or commercial purposes.

			As advised, the Property was operated as a hotel as of the valuation date.	RMB72,000,000

Notes:

1.                      Pursuant to 12 State-owned Land Use Certificates (國有土地使用證), Wu Guo Yong (2012) Di Nos. 5442-5453, issued by the People’s Government of Chengdu City (成都市人民政府), dated 22 March 2012, the land use rights of the property with a total site area of 1,349.83 square metres are held by Chengdu Kehua Ibis Hotel Co., Ltd. (成都科華宜必思酒店有限公司) (“Chengdu Kehua Ibis”) for a term expiring on 26 August 2043 for catering and hotel or commercial purposes.

2.                      Pursuant to 17 Building Ownership Certificates (房屋所有權證), Cheng Fang Quan Zheng Jian Zheng Zi Di Nos. 2141591, 2141601, 2141606, 2141610, 2141614, 2141619, 2141632, 2141635, 2141639, 2141644, 2141652, 2141656, 2141658, 2141660, 2141662, 2141665 and 2141669 issued by Chengdu City Real Estate Management Bureau (成都市房產管理局) dated 12 December 2009, the building ownership rights of the property with a total gross floor area of 6,744.13 square metres are held by Chengdu Kehua Ibis.

3.                      The property is situated on the south side of Hangkong Road in city centre, closed to the junction with Kehua Middle Road with 3 minutes’ drive from 2nd Ring Elevated Road. The immediately neighborhood intermingled with tourism spots, commercial buildings and shopping malls.

4.                      Chengdu Kehua Ibis is an indirectly wholly-owned subsidiary of the Company.

5.                      The PRC legal opinion states, inter alias, that:

a.                      Chengdu Kehua Ibis possesses the proper title of the land use rights and building ownership rights of the property.

b.                      The property is not subject to any encumbrances.

6.                      Our valuation has been made on the following basis and analysis:

In the valuation of the Property in its existing state, income approach was adopted. We have relied on the operating performance provided by the Company, in which the potential net income generated from operating the Property after deducting the operating and non-operating expenses have been taking into account. The incomes and expenses are estimated by the Company with regards to the latest operation results and the changes in market conditions. We have then capitalized the income stream at an appropriate rate to arrive at the market value of the Property. We have adopted 8% as discount rate. In 2019, the average occupancy rate and room rate of the Property was 95% and RMB172 per room. According to China Hotel Industry Study 2019, the average occupancy rate and room rate of Chengdu city was 67% and RMB710 per room.

III-12

VALUATION PARTICULARS

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 30 June 2020

5.	Ibis Tianjin Teda located at No. 30 Third Avenue, Tianjin Development Zone, Tianjin, the PRC 中國天津開發區 第三大街30號之「宜必思天津開發區 泰達酒店」

The Property comprises a 2 blocks of 5-and 6-storey hotel development erected on a land parcel with a site area of about 6,000.80 square metres. The building of the Property was completed in 2004.

The total gross floor area of the Property is about 7,180.56 square metres.

The land use rights of the property have been granted for a term expiring on 17 August 2052 for catering and hotel purposes.

			As advised, the Property was operated as a hotel as of the valuation date.	RMB124,000,000

Notes:

1.                      Pursuant to a Realty Title Certificate (房地產權證), Fang Di Zheng Jin Zi Di No. 114030903951, issued by the People’s Government of Tianjin City (天津市人民政府), dated 19 June 2009, the land use rights and the building ownership rights of the property with a site area of 6,000.80 square metres and a total gross floor area of 7,180.56 square metres are held Tianjin Ibis Hotel Co., Ltd. (天津宜必思酒店有限公司) (“Tianjin Ibis”) for a term expiring on 17 August 2052 for catering and hotel purposes.

2.                      The property is situated on the north-east side of Yongfeng Street closed to the junction with Taihua Road, with 9 minutes’ drive from S11 Haibin Expressway. The immediately neighborhood intermingled with commercial development, golf club, Taifeng Park and Tanggu Forest Park.

3.                      Tianjin Ibis is an indirectly wholly-owned subsidiary of the Company.

4.                      The PRC legal opinion states, inter alias, that:

a.                      Tianjin Ibis possesses the proper title of the land use rights and building ownership rights of the property.

b.                      The property is not subject to any encumbrances.

5.                      Our valuation has been made on the following basis and analysis:

In the valuation of the Property in its existing state, income approach was adopted. We have relied on the operating performance provided by the Company, in which the potential net income generated from operating the Property after deducting the operating and non-operating expenses have been taking into account. The incomes and expenses are estimated by the Company with regards to the latest operation results and the changes in market conditions. We have then capitalized the income stream at an appropriate rate to arrive at the market value of the Property. We have adopted 8% as discount rate. In 2019, the average occupancy rate and room rate of the Property was 86% and RMB213 per room. According to China Hotel Industry Study 2019, the average occupancy rate and room rate of Tianjin city was 61% and RMB616 per room.

III-13

VALUATION PARTICULARS

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 30 June 2020

6.	Ibis Chengdu Yongfeng Hotel located at No. 1, Section 4, South Second Ring Road, High-tech Zone, Chengdu City, Sichuan Province, the PRC 中國四川省成都市高 新區二環路南四段1 號之「宜必思成都永 豐酒店」

The Property comprises a 8-storey hotel development including a basement erected on a land parcel with a site area of about 3,523.26 square metres. The building of the Property was completed in about 2010. As advised, the Property had just completed a renovation work in June 2020.

The total gross floor area of the Property is about 9,039.75 square metres including a basement area of 1,401.61 square metres.

The land use rights of the property have been granted for a term expiring on 18 May 2040 for commercial purposes.

			As advised, the Property was operated as a hotel as of the valuation date.	RMB105,000,000

Notes:

1.                      Pursuant to a State-owned Land Use Certificate (國有土地使用證), Cheng Gao Guo Yong (2007) Di No. 3113, issued by the People’s Government of Chengdu City (成都市人民政府), dated 28 June 2007, the land use rights of the property with a site area of 3,523.26 square metres are held by Chengdu Ibis Hotel Co., Ltd. (成都宜 必思酒店有限公司) (“Chengdu Ibis”) for a term expiring on 18 May 2040 for commercial purposes.

2.                      Pursuant to a Building Ownership Certificate (房屋所有權證), Cheng Fang Quan Zheng Jian Zheng Zi Di No. 2354630, issued by Chengdu City Real Estate Management Bureau (成都市房產管理局) dated 13 June 2010, the building ownership rights of the property with a total gross floor area of 9,039.75 square metres are held by Chengdu Ibis.

3.                      As advised, the property has undergone renovation from Oct 2019 to June 2020. Upon completion of the renovation, the property will be operated into two different hotel, known as “Ibis Hotel” and “HanTing Hotel”. The lobbies on Level 1 and 126 rooms on Level 2 to Level 4 will be operated by Ibis Hotel, while the 116 rooms on Level 5 to Level 7 will be operated by HanTing Hotel. The renovation fee incurred as of the valuation date for Ibis Hotel portion was RMB9,660,000, while the HanTing portion was RMB11,320,000.

4.                      The property is situated on the south-west side of 2nd Ring Elevated Road with 16 minutes’ drive from city center. The immediately neighborhood intermingled with commercial buildings, shopping mall and tourism spots.

5.                      Chengdu Ibis is an indirectly wholly-owned subsidiary of the Company.

6.                      The PRC legal opinion states, inter alias, that:

a.       Chengdu Ibis possesses the proper title of the land use rights and building ownership rights of the property.

b.       The property is not subject to any encumbrances.

7.                      Our valuation has been made on the following basis and analysis:

In the valuation of the Property in its existing state, income approach was adopted. We have relied on the operating performance provided by the Company, in which the potential net income generated from operating the Property after deducting the operating and non-operating expenses have been taking into account. The incomes and expenses are estimated by the Company with regards to the latest operation results and the changes in market conditions. We have then capitalized the income stream at an appropriate rate to arrive at the market value of the Property. We have adopted 8% as discount rate. In 2019, the average occupancy rate and room rate of the Property was 62% and RMB158 per room. According to China Hotel Industry Study 2019, the average occupancy rate and room rate of Chengdu city was 67% and RMB710 per room.

III-14

VALUATION PARTICULARS

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 30 June 2020

7.	Ibis Ya An Langqiao located at Building 1, No. 36 Yanjiangzhong Road, Yucheng District, Ya’an City, Sichuan Province, the PRC 中國四川省雅安市雨城區沿江中路36號1 棟-1-7層之「宜必思雅安廊橋酒店」

The Property comprises a 8-storey hotel development including a basement erected on a land parcel with a site area of about 1,817.43 square metres. The building of the Property was completed in 2009.

The total gross floor area of the Property is about 6,068.19 square metres including a basement area.

The land use rights of the property have been granted for a term expiring on 7 August 2046 for commercial services purposes.

			As advised, the Property was operated as a hotel as of the valuation date.	RMB45,000,000

Notes:

1.                      Pursuant to a State-owned Land Use Certificate (國有土地使用證), Ya Shi Guo Yong (2008) Di No. 18382, issued by the People’s Government of Ya’an City (雅安市人民政府), dated 14 April 2008, the land use rights of the property with a site area of 1,817.43 square metres are held by Ya’an Ibis Hotel Co., Ltd. (雅安宜必思 酒店有限公司) (“Ya’an Ibis”) for a term expiring on 7 August 2046 for commercial services purposes.

2.                      Pursuant to a Building Ownership Certificate (房屋所有權證), Ya Fang Quan Zheng Jian Zheng Zi Di No. 0088040, issued by Ya’an City Real Estate Management Bureau (雅安市房地產管理局) dated 29 June 2012, the building ownership rights of the property with a total gross floor area of 6,068.19 square metres are held by Ya’an Ibis.

3.                      The property is situated along Xikang Road East Section close to the junction with Dabei Street and Qingyi River, with 17 minutes’ drive from Yakang Expressway Entrance. The immediately neighborhood intermingled with tourism spots and commercial developments.

4.                      Ya’an Ibis is an indirectly wholly-owned subsidiary of the Company.

5.                      The PRC legal opinion states, inter alias, that:

a.                      Ya’an Ibis possesses the proper title of the land use rights and building ownership rights of the property.

b.                      The property is not subject to any encumbrances.

6.                      Our valuation has been made on the following basis and analysis:

In the valuation of the Property in its existing state, income approach was adopted. We have relied on the operating performance provided by the Company, in which the potential net income generated from operating the Property after deducting the operating and non-operating expenses have been taking into account. The incomes and expenses are estimated by the Company with regards to the latest operation results and the changes in market conditions. We have then capitalized the income stream at an appropriate rate to arrive at the market value of the Property. We have adopted 9% as discount rate. In 2019, the average occupancy rate and room rate of the Property was 67% and RMB183 per room. According to China Hotel Industry Study 2019, the average occupancy rate and room rate of nearby city, Chengdu City, was 67% and RMB710 per room.

III-15

VALUATION PARTICULARS

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in existing state as at 30 June 2020

8.	Workshops located at 4th and 5th Floor, Block 57, No. 461 Hongcao Road, Xuhui District, Shanghai, the PRC 中國上海徐匯區虹漕路461號57幢4、5樓之廠房

The Property comprises a workshop on 4th and 5th floor of a 5-storey building erected on a land parcel with a site area of about 898.5 square metres. The buildings of the Property was built in 2002.

The gross floor area of the property is approximately 1,572.33 square metres.

The land use rights of the Property have been granted for a term commencing on 6 February 2005 and expiring on 24 March 2052 for industrial purposes.

			As advised by the Company, the Property was occupied as industrial purposes as of the valuation date.	RMB22,600,000

Notes:

1.                      Pursuant to two Realty Title Certificates (房地產權證), Hu Fang Di Xu Zi (2005) Di Nos. 006923 and 007241, issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局), both dated 6 February 2005, the land use rights and the building ownership rights of the property with a total gross floor area of 1,572.33 square metres are held Lishan Senbao (Shanghai) Investment Management Co., Ltd. (力 山森堡(上海)投資管理有限公司) (“Lishan Senbao”) for a term commencing on 6 February 2005 and expiring on 24 March 2052 for industrial purposes.

2.                      The property is located along Hongcao Road closed to the junction with Qinzhou North Road, with 20 minutes’ drive from Hongqiao Airport and Hongqiao Railway Station. The immediately neighborhood intermingled with commercial buildings, science and technology parks, hospitals and office buildings.

3.                      Lishan Senbao is an indirectly wholly-owned subsidiaries of the Company.

4.                      The PRC legal opinion states, inter alias, that:

a.                      Lishan Senbao possesses the proper title of the land use rights and building ownership rights of the property.

b.                      The property is seized by the People’s Court of Huangpu District from 25 July 2016 to 25 July 2019.

5.                      Our valuation has been made on the following basis and analysis:

In the valuation of the property in its existing state, we had made reference to various recent industrial sales within the same vicinity. The industrial sales comparable are selected as they have characteristics comparable to the subject Property. The price range of the comparables from RMB13,000 to RMB16,000 per square metre on gross floor area. The unit rate assumed by us is consistent with the sales prices of relevant comparables after due adjustments. Due adjustments to the unit rates of those sales prices have been made to reflect to the difference in transaction time, location and size, etc. In the course of our valuation, we have adopted average unit rate of RMB14,400 per square metre on gross floor area.

III-16

VALUATION PARTICULARS

No.	Property	Description and tenure	Particulars of occupancy	Market Value in existing state as of 30 June 2020

9.

A CIP site known as “Changxing Huajiantang Boutique Resort” located at Jinshan Village, Shuikou Township, Changxing County, Huzhou City, Zhejiang Province, the PRC

中國浙江省湖州市長興縣水口鄉金山村之在建工程項目「長興花間堂精品度假酒店」

The Property comprises 27 blocks of 1- to 2-storey hotel rooms within a hotel development known as “Changxing Huajiantang Boutique Resort” erected on five land parcels with a total site area of about 22,881 square metres. As advised, the Property was undergoing construction works and expected to be completed in August 2020.

The planned total gross floor area of the Property is about 9,221.60 sq.m., inclusive of 547.8 square metres of the basement.

The land use rights of the property have been granted for a term expiring on 9 May 2055 for commercial purpose and 2 December 2058 for accommodation and catering purposes.

			As advised by the Company, the Property was under construction as of the Valuation Date.	RMB100,300,000

Notes:

1.                      Pursuant to a Stated-owned Land Use Rights Grant Contract (國有土地使用權出讓合同), No. 3305222015A21006, dated 28 February 2015, the land use rights of a land parcel (Lot No. 2015-3) of the Property with a site area of 20,338 square metres have been granted from Changxing Land and Resources Bureau (長興國土資源局) (the “Grantor”) to Changxing Longguan Cultural Development Co., Ltd. (長興龍觀 文化發展有限公司) (“Changxing Longguan”) (the “Grantee”) for commercial for a term of 40 years at a consideration of RMB 10,840,000.

2.                      Pursuant to 4 Stated-owned Land Use Rights Grant Contracts (國有土地使用權出讓合同), Nos. 3305222018A21309 to 330522018A21312, all dated 11 October 2018, the land use rights of 4 land parcels (Lot Nos. 2018-89 to 2018-92) of the Property with a total site area of 2,543.00 square metres have been granted from Changxing Land and Resources Bureau (長興國土資源局) (the “Grantor”) to Changxing Longguan (the “Grantee”) for hotel purposes for a term of 40 years at a total consideration of RMB2,950,000.

3.                      Pursuant to a State-owned Land Use Certificates (國有土地使用證), Chang Tu Guo Yong (2015) Di No. 20007036 issued by the People’s Government of the Changxing County of Zhejiang Province (浙江省長興縣人民政府), dated 3 August 2015, the land use rights of a land parcel (Lot No. 2015-3) of the Property with a site area of 20,338 square metres have been granted to Changxing Longguan for a term expiring on 9 May 2055 for commercial purposes.

4.                      Pursuant to 4 Realty Title Certificates (房地產權證), Zhe (2019) Chang Xing Xian Bu Dong Chan Quan Di Nos. 0019393-0019396 issued by Changxing County Natural Resources and Planning Bureau (長興縣自然資 源和規劃局) dated 24 July 2019, the land use rights of 4 land parcels (Lot Nos. 2018-89 to 2018-92) of the Property with a total site area of 2,543.00 square metres have been granted to Changxing Longguan for a term expiring on 2 December 2058 for accommodation and catering purposes.

III-17

5.                      As advised by the Company, the construction works of the structures of the property is expected to be completed in August 2020 and open in September 2020. The total construction cost of the property should be RMB83,000,000, while the outstanding cost to be incurred as of the valuation date was about RMB11,500,000. We have taken into account these costs in the course of our valuation.

6.                      The market value of the Property as if complete as of the valuation date according to the development plan provided by the Company would be approximately RMB113,600,000. The calculation is based on the total construction cost provided by the Company plus the assessed land value.

7.                      The property is situated close to 116 Township Road with 30 minutes’ drive from city center. The immediately neighborhood intermingled with hotel and tourism area.

8.                      Changxing Longguan is indirectly wholly-owned subsidiary of the Company.

9.                      The PRC legal opinion states, inter alias, that:

a.                             Changxing Longguan possesses the proper title of the land use rights of the property.

b.                             The property is not subject to any encumbrances.

10.               Our valuation has been made on the following basis and analysis:

In the valuation of the property in its existing state, we had made reference to various recent land sales within the same vicinity. The land sales comparable are selected as they have characteristics comparable to the subject Property. The price range of the comparables from RMB1,407 to RMB1,544 per square metre on site area. The unit rate assumed by us is consistent with the sales prices of relevant comparables after due adjustments. Due adjustments to the unit rates of those sales prices have been made to reflect to the difference in transaction time, location and tenure. In the course of our valuation, we have adopted average unit rate of RMB1,337 per square metre on site area. To reflect the property’s market value in its existing state, we have added in the construction cost incurred provided by the Company.

III-18

VALUATION PARTICULARS

No.	Property	Description and tenure	Particulars of occupancy	Market Value in existing state as of 30 June 2020

10.	A CIP site located at Fenghua Road near Tianchuang Road, Jiading District, Shanghai, the PRC 中國上海嘉定區豐華路近天創路之在建工程項目

The Property comprises a 9-storey science and research building together with a basement level erected on a land parcel with a site area of about 32,227.00 square metres. As advised, the Property was undergoing construction works and expected to be completed at the end of 2021.

The planned total gross floor area of the Property is about 84,115.30 sq.m., inclusive of 35,462.80 square metres of the basement.

The land use rights of the property have been granted for a term expiring on 14 November 2068 for science, research and design purposes.

			As advised by the Company, the Property was under construction as of the Valuation Date.	RMB189,500,000

Notes:

1.                      Pursuant to a Stated-owned Land Use Rights Grant Contract 2.0 (國有土地使用權出讓合同2.0版), No. 132019000402, the land use rights of the Property with a site area of 32,226.7 square metres have been granted from Shanghai Jiading District Planning and Natural Resources Bureau (上海市嘉定區規劃和自然資源局) (the “Grantor”) and Huazhu Enterprise Management Co., Ltd. (華住企業管理有限公司) (“Huazhu Enterprise”) (the “Grantee”) to for science, research and design purposes for a term of 50 years at a consideration of RMB75,850,000.

2.                      Pursuant to a Realty Title Certificate (不動產權證), Hu (2019) Jia Zi Bu Dong Chan Quan Di No. 029169, issued by Shanghai Jiading District Planning and Natural Resources Bureau (上海市嘉定區規劃和自然資源 局), dated 22 July 2019, the land use rights of the property with a site area of 32,227.00 square metres are held Huazhu Enterprise for a term expiring on 14 November 2068 for science, research and design purposes.

3.                      Pursuant to a Decision on the issuance of the “Land for Construction Land Planning Permit” of No. 0804 Jiangqiao Town, Jiading District (關於核發嘉定區江橋鎮0804號地塊《建設用地規劃許可證》的決定), Hu Jia Gui Tu Xu Di [2018] No. 188, issued by Shanghai Jiading District Planning and Natural Resources Bureau (上 海市嘉定區規劃和自然資源局), dated 10 September 2018, the planning of the construction works of the property have been approved.

4.                      Pursuant to a Construction Works Commencement Permit (建築工程施工許可證), No.1902JD0069D01 issued by Shanghai Jiading District Construction and Management Committee (上海市嘉定區建設和管理委員會), dated 15 August 2019, the commencement of the construction works of the property have been approved.

5.                      As advised by the Company, the property was undergoing construction works and expected to be completed at the end of 2021. The total construction cost of the property is about RMB880,752,000, while the cost incurred as of the valuation date was about RMB 101,800,000. We have taken into account these costs in the course of our valuation.

6.                      The market value of the Property as if complete as of the valuation date according to the development plan provided by the Company would be approximately RMB968,500,000. The calculation is based on the total construction cost provided by the Company plus the assessed land value.

III-19

7.                      The property is situated along Fenghua Road with 45 minutes’ drive from city center. The immediately neighborhood intermingled with industrial properties.

8.                      Huazhu Enterprise is indirectly wholly-owned subsidiary of the Company.

9.                      The PRC legal opinion states, inter alias, that:

a.                             Huazhu Enterprise possesses the proper title of the land use rights of the property.

b.                             The property is not subject to any encumbrances.

10.               Our valuation has been made on the following basis and analysis:

In the valuation of the property in its existing state, we had made reference to various recent land sales within the same vicinity. The land sales comparable are selected as they have characteristics comparable to the subject Property. The price range of the comparables from RMB1,802 to RMB1,980 per square metre on site area. The unit rate assumed by us is consistent with the sales prices of relevant comparables after due adjustments. Due adjustments to the unit rates of those sales prices have been made to reflect to the difference in transaction time, location and tenure. In the course of our valuation, we have adopted average unit rate of RMB1,814 per square metre on maximum permitted gross floor. To reflect the property’s market value in its existing state, we have added in the construction cost incurred provided by the Company.

III-20